Exhibit 4.1

May 15, 2003

Mr. Barry Cox,

Dear Mr. Cox.

Re: Terms of Engagement in the Position of Chairman of the Board of Directors:

        This letter establishes the terms of your engagement with Nova Measuring Instruments Ltd. (“Nova”).

    1.        Title/Position: You will serve as the Chairman of the Board of Directors (“Board”) of Nova.

    2.        Period: As of May 15, 2003 and until May 15, 2004 . It is agreed that your services may be terminated at any time within said period according to the sole discretion of Nova’s Board of Directors

    3.        Compensation: Gross payment of 50,000 $ per annum payable in quarterly payments no later than the end of each fiscal quarter.

    4.        Initial Stock Option Award:

    (a)        Grant: Effective as of May 15, 2003 Nova shall grant you an option (“Option”) to purchase 50,000 shares of Nova’s Ordinary Shares of 0.01 par value each (the “Option” and the “Common Stock” respectively). To remove any doubt, the option is granted to you on a one time basis and Nova shall be under no obligation to grant you any additional options;

(b) Per Share Exercise Price: Fair market value of a single Ordinary Share.

    (c)        Vesting Period: The aggregate amount of Common Stock purchasable under the Option shall vest over a three year period commencing as of the date hereof so that by the end of each anniversary to your engagement according to this letter you shall be entitled to purchase one third of the aggregate amount of Common Stock Purchasable under the Option. The Option has a fixed term of 10 years from the date of grant.

    (d)        Termination of Services: To the extent hat your services are terminated for any reason whatsoever other than due to breach of your fiduciary duties to Nova you shall be entitled to exercise that part your Option vested immediately prior to the date of termination by notice to Nova no later than 90 days of said termination. In the event that your services are terminated due to breach of fiduciary duties any part of the Option, which is unexercised upon the date to termination shall expire.

    5.        No Employer Employee Relations: You shall not be deemed to be an Employee of Nova and you shall agree to waive any claim to the contrary, and to indemnify Nova against any damage borne by it in the event that any court of law, quasi-judicial authority or any other administrative authority determines to the contrary.

    6.        Restrictive Covenants: You agree that during the term in which your services are provided to Nova and for one year thereafter you will not become associated, whether as principal, partner, employee, consultant or shareholder (other than as a holder of not more than 1% of the outstanding voting shares of any publicly traded company), with any entity that is actively engaged in any geographic area in any business which is in substantial and direct competition with Nova. You further agree that during the term of your employment by Nova and for two years thereafter you will not induce any employee of Nova to be employed or perform services elsewhere. Finally, you agree that during the term in which you provide services to Nova and thereafter (subject to the requirements of legal process) you will hold in confidence all trade secrets, confidential information and proprietary materials of Nova. For the avoidance of doubt proprietary materials of Nova shall include any work product prepared by you during or in relation to your services under this letter however, information and materials shall not be considered to be trade secrets, confidential or proprietary if they (a) have previously been disclosed to the public, or are in the public domain, other than as a result of the your breach of this paragraph 6, or (b) are known or generally available within any trade or industry of Nova.

    7.        Approvals: Please be advised that under applicable law the terms of your engagement as elaborated in this letter are subject to the approval of Nova’ s Audit Committee, Board of Directors and the Shareholders’ general meeting. Nova shall not be liable for failing to obtain such approvals.

    8.        If the foregoing terms are acceptable to you, please indicate your acceptance and agreement by signing the enclosed copy of this letter and returning it to Nova attn: Dr. Giora Dishon.

Very truly yours, Nova Measuring Instruments Ltd..

/s/ Barry Cox
Accepted and Agreed: May 15, 2003 BY: /S/ Barry Cox —————————————— Barry Cox